November 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Apellis Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-220941
Request for Acceleration

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 30, 2017 and the date hereof 2,814 copies of the Preliminary Prospectus dated October 30, 2017 were distributed as follows: 1,046 to institutional investors and 1,768 to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on November 8, 2017, or as soon thereafter as practicable.

[signature page follows]

Very truly yours, Citigroup Global Markets Inc.

By:	/s/ Jennifer Fox
Name: Title:	Jennifer Fox Co-Head of North America Healthcare Group

J.P. Morgan Securities LLC

By:	/s/ David Ke
Name: Title:	David Ke Vice President

Evercore Group L.L.C.

By:	/s/ Jonathan Alspaugh
Name: Title:	Jonathan Alspaugh Vice President

As Representatives of the several Underwriters

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]